Exhibit 99.1

iHuman Inc. Announces First Quarter 2021 Unaudited Financial Results

BEIJING, China, June 8, 2021 --iHuman Inc. (NYSE: IH) (“Human” or the “Company”), a leading childhood edutainment company in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Highlights

•	Total revenues were RMB226.7 million (US$34.6 million), a year-over-year increase of 190.6%.
•	Revenues from learning services were RMB191.9 million (US$29.3 million), a year-over-year increase of 232.7%.
•	Gross profit was RMB161.3 million (US$24.6 million), a year-over-year increase of 211.8%.
•	Operating income was RMB3.6 million (US$0.6 million), compared with an operating loss of RMB2.5 million in the same period last year.
•	Adjusted operating income[1] was RMB10.7 million (US$1.6 million), compared with an adjusted operating loss of RMB2.5 million in the same period last year.
•	Net income was RMB7.1 million (US$1.1 million), compared with a net loss of RMB1.6 million in the same period last year.
•	Adjusted net income[1] was RMB14.2 million (US$2.2 million), compared with an adjusted net loss of RMB1.6 million in the same period last year.
•	Average total MAUs[2] for the first quarter were 16.12 million, a year-over-year increase of 96.8%.
•	Number of paying users[3] for the first quarter reached a record high of 1.68 million.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “We are pleased to announce another quarter of strong growth as we further strengthened our leading position in the childhood edutainment sector. In the first quarter, we delivered strong financial results as revenues from our learning services increased by 232.7% year-over-year to RMB191.9 million and our average total MAU rose by 96.8% year-over-year to 16.12 million. The solid performance was driven by our unrivalled educational content and technological capabilities. We have always been committed to transforming learning into a fun journey for every child while lightening the burden for parents. Our guiding principle is to help kids enjoy their childhood and stimulate their natural interest in learning. We constantly look to inspire their curiosity by promoting the natural stages of their physical, intellectual, social, emotional, and moral development. During the quarter, we continued to enrich our existing products and services with fun learning content and interactive features. Meanwhile, we are well on track to introduce iHuman Readers, our new comprehensive leveled reading app that we are developing jointly with the Oxford University Press. We have already received a Best Innovative and Empowering Partner of the Year Award from Oxford University Press as the first industry partner to co-develop and digitally publish over 100 exclusive and highly interactive leveled reading books “Fantastic Friends” series specific for this app. In addition, we are also rolling out new products and services to further expand our comprehensive portfolio that better supports the all-around development of kids. In particular, this summer, we will launch “iHumanpedia", which will help to illustrate hard-to-understand STEM-related material with short and captivating cartoons and videos.

1 “Adjusted operating income (loss)” and “adjusted net income (loss)” exclude share-based compensation expenses. Please see “Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and non-GAAP Results” at the end of this press release.

2 “Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s learning apps during a specific period, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different learning apps is not eliminated from the total MAUs calculation.

3 “Paying users” refers to users who paid subscription fees for the premium content on any of the Company’s learning apps during a specific period; a user who makes payments across different learning apps using the same registered account is counted as one paying user, and a user who makes payments for the same learning app multiple times in the same period is counted as one paying user.

Moving forward, with our guiding principle always in mind, we will continue to leverage our top-notch educational content and advanced edutainment technologies, and launch new innovative products and services as we work to deliver a truly interactive and immersive user experience, and achieve our goal of long-term sustainable growth.”

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “We are happy to start the new year with another quarter of record financial and operational performance. We believe we are well positioned for the foreseeable future. During the quarter, we further strengthened our leading position in the childhood edutainment sector and saw increased traction for our products among Millennial and Gen-Z parents, who appreciate the curiosity that our products and services promote. Total revenues came in ahead of our expectations, rising 190.6% year-over-year to RMB226.7 million. Revenues from learning services grew even faster, leaping 232.7% year-over-year to hit a new quarterly record of RMB191.9 million. Our gross margin also reached 71.1%, compared with 66.3% in the same period last year, with increased revenue contribution from our higher-margin learning services business. Looking ahead, we remain committed to expanding our business while helping kids enjoy their childhood and inspire their natural interest in learning. By constantly driving product and technology innovation, we believe we can support our growth as we look to achieve healthy and sustainable development over the long-term.”

First Quarter 2021 Unaudited Financial Results

Revenues

Total revenues were RMB226.7 million (US$34.6 million), an increase of 190.6% from RMB78.0 million in the same period last year.

Revenues from learning services were RMB191.9 million (US$29.3 million), an increase of 232.7% from RMB57.7 million in the same period last year, primarily driven by user expansion and enhanced user engagement. Average total MAUs for the quarter were 16.12 million, an increase of 96.8% year-over-year from 8.19 million in the same period last year. The number of paying users for the quarter was 1.68 million, a year-over-year increase of 27.3% from 1.32 million in the same period last year.

Revenues from learning materials and devices were RMB34.8 million (US$5.3 million), an increase of 71.2% from RMB20.3 million in the same period last year, primarily due to the resumption of offline business activities as a result of the alleviation of the COVID-19 pandemic.

Cost of Revenues

Cost of revenues were RMB65.4 million (US$10.0 million), an increase of 148.9% from RMB26.3 million in the same period last year. Excluding share-based compensation expenses, cost of revenues were RMB65.1 million, an increase of 147.9% from the same period last year, primarily due to increases in channel and product costs, which was in line with the Company’s revenue expansion.

Gross Profit and Gross Margin

Gross profit was RMB161.3 million (US$24.6 million), an increase of 211.8% from RMB51.7 million in the same period last year. Gross margin was 71.1%, compared with 66.3% in the same period last year. The increase was mainly attributable to the strong growth of the Company’s learning services business, which has a higher gross margin.

Operating Expenses

Total operating expenses were RMB157.6 million (US$24.1 million), an increase of 190.5% from RMB54.3 million in the same period last year. Excluding share-based compensation expenses, total operating expenses were RMB150.8 million, an increase of 178.0% from the same period last year.

Research and development expenses were RMB82.1 million (US$12.5 million), an increase of 149.1% from RMB33.0 million in the same period last year. Excluding share-based compensation expenses, the research and development expenses were RMB78.4 million, an increase of 137.9% from the same period last year, primarily due to a rise in payroll-related expenses and outsourcing expenses as the Company continued to expand its research and development capabilities and to enhance and develop its educational products and services.

Sales and marketing expenses were RMB52.9 million (US$8.1 million), an increase of 237.2% from RMB15.7 million in the same period last year. Excluding share-based compensation expenses, sales and marketing expenses were RMB51.8 million, an increase of 229.7% from the same period last year, primarily due to an increase in advertising and promotion expenses as the Company strategically strengthened its brand recognition as a publicly listed company, and marketing efforts to supplement organic user growth, as well as an increase in payroll-related expenses.

General and administrative expenses were RMB22.6 million (US$3.4 million), an increase of 302.9% from RMB5.6 million in the same period last year. Excluding share-based compensation expenses, general and administrative expenses were RMB20.7 million, an increase of 268.9% from same period last year, primarily due to an increase in payroll-related expenses and professional fees.

Operating Income (Loss)

Operating income was RMB3.6 million (US$0.6 million), compared with an operating loss of RMB2.5 million in the same period last year.

Excluding share-based compensation expenses, adjusted operating income was RMB10.7 million (US$1.6 million), compared with an adjusted operating loss of RMB2.5 million in the same period last year.

Net Income (Loss)

Net income was RMB7.1 million (US$1.1 million), compared with a net loss of RMB1.6 million in the same period last year.

Adjusted net income was RMB14.2 million (US$2.2 million), compared with an adjusted net loss of RMB1.6 million in the same period last year.

Net income attributable to ordinary shareholders was RMB7.1 million (US$1.1 million), compared with a net loss attributable to ordinary shareholders of RMB4.6 million in the same period last year.

Adjusted net income attributable to ordinary shareholders was RMB14.2 million (US$2.2 million), compared with an adjusted net loss attributable to ordinary shareholders of RMB4.6 million in the same period last year.

Basic and diluted net income per ADS were RMB0.13 (US$0.02) and RMB0.13 (US$0.02), respectively, compared with basic and diluted loss of RMB0.11 in the same period last year. Each ADS represents five Class A ordinary shares of the Company.

Adjusted diluted net income per ADS was RMB0.26 (US$0.04), compared with an adjusted diluted net loss per ADS of RMB0.11 in the same period last year.

Deferred Revenue and Customer Advances

Deferred revenue and customer advances were RMB318.0 million (US$48.5 million) as of March 31, 2021, compared with RMB268.6 million as of December 31, 2020, primarily driven by user expansion and enhanced user engagement.

Cash and Cash Equivalents

Cash and cash equivalents were RMB841.5 million (US$128.4 million) as of March 31, 2021, compared with RMB861.7 million as of December 31, 2020.

Business Outlook

For the second quarter of 2021, the Company expects total revenues to be between RMB217 million to RMB227 million, representing an increase of 102% to 111% year-over-year. This reflects the expected continued expansion of the Company’s learning services, and also takes into consideration that the second quarter is normally a slow season for the Company. These estimates represent management’s current and preliminary view, which is subject to change.

Conference Call Information

The Company will hold a conference call on Tuesday, June 8, 2021 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time on the same day) to discuss the financial results for the first quarter ended March 31, 2021. Dial-in details for the earnings conference call are as follows:

International:	1-412-317-6061
US:	1-888-317-6003
Hong Kong:	800-963976
Mainland China:	4001-206115
Singapore:	800-120-5863
England:	08082389063
Passcode:	6278908

A telephone replay will be available two hours after the conclusion of the conference call through June 15, 2021. The dial-in details are:

International:	1-412-317-0088
US:	1-877-344-7529
Passcode:	10157235

Additionally, a live and archived webcast of this conference call will be available at https://ir.ihuman.com/.

Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per US$ as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2021, which was RMB6.5518 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

iHuman considers and uses non-GAAP financial measures, such as adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders and adjusted diluted net income (loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). iHuman defines adjusted operating income (loss), adjusted net income (loss) adjusted net income (loss) attributable to ordinary shareholders and adjusted diluted net income (loss) per ADS excluding share-based compensation expenses. Adjusted operating income (loss), adjusted net income (loss) and adjusted net income (loss) attributable to ordinary shareholders and adjusted diluted net income (loss) per ADS enable iHuman’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. iHuman believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income (loss) attributable to the Company’s ordinary shareholders. In addition, the non-GAAP financial measures iHuman uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations and the business outlook in this announcement contain forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, China’s edutainment market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading childhood edutainment company in China that is committed to transforming learning into a fun journey for every child. Benefiting from a legacy that combines a strong educational foundation and decades of experience in childhood education with cutting edge technology and an outstanding reputation for original entertainment content, iHuman provides children with unique, interactive, and entertaining learning experiences to stimulate their natural curiosity and interest in learning. The Company’s comprehensive suite of innovative and high-quality products and services caters to the educational needs of kids at school and at home, both online and offline, and covers diverse subjects, including Chinese culture, literacy and reading, logical and critical thinking, STEM and other subjects. iHuman’s line-up of highly effective edutainment products and services include interactive and self-directed learning apps, as well as learning materials and devices. With solid pedagogy, deep understanding of children’s education and psychology, as well as advanced technology capabilities in 3D engine, edutainment technologies, AI/AR technologies, and big data analysis, iHuman believes it will continue to provide learning experiences that are both educational and fun for children in China and all over the world through its integrated suite of childhood edutainment products and services.

For more information about iHuman, please visit https://ir.ihuman.com/.

For investor and media enquiries, please contact:

iHuman Inc.

Ms. Cynthia Tan, CFA

Phone: +86 10 5780-6606

E-mail: ir@ihuman.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	March 31,	March 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	861,682	841,494	128,437
Accounts receivable, net	77,965	124,780	19,045
Amounts due from related parties	322	775	118
Inventories, net	16,873	14,598	2,228
Prepayments and other current assets	64,619	81,787	12,483
Total current assets	1,021,461	1,063,434	162,311
Non-current assets
Property and equipment, net	6,390	8,496	1,297
Intangible assets, net	11,789	12,464	1,902
Operating lease right-to-use assets	6,521	28,851	4,404
Other non-current assets	784	784	120
Total non-current assets	25,484	50,595	7,723
Total assets	1,046,945	1,114,029	170,034

LIABILITIES
Current liabilities
Accounts payable	21,551	20,873	3,186
Amounts due to related parties	485	4,395	671
Deferred revenue and customer advances	268,613	318,019	48,539
Accrued expenses and other current liabilities	107,029	82,122	12,534
Current operating lease liabilities	1,544	13,026	1,988
Total current liabilities	399,222	438,435	66,918
Non-current liabilities
Non-current operating lease liabilities	5,070	15,609	2,382
Total non-current liabilities	5,070	15,609	2,382
Total liabilities	404,292	454,044	69,300
Commitments and contingencies

SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized, 122,622,382 Class A ordinary shares issued and outstanding as of December 31, 2020 and March 31, 2021; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2020 and March 31, 2021; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2020 and March 31, 2021)	184	184	28
Additional paid-in capital	1,050,304	1,057,362	161,385
Accumulated other comprehensive loss	(21,861)	(18,733)	(2,859)
Accumulated deficit	(385,974)	(378,828)	(57,820)
Total shareholders’ equity	642,653	659,985	100,734

Total liabilities and shareholders’ equity	1,046,945	1,114,029	170,034

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	Three months ended
	March 31,	March 31,	March 31,
	2020	2021	2021
	RMB	RMB	US$
Revenues
Learning services	57,663	191,860	29,284
Learning materials and devices	20,329	34,798	5,311
Total Revenues	77,992	226,658	34,595

Cost of revenues
Learning services	(15,682)	(46,970)	(7,169)
Learning materials and devices	(10,593)	(18,434)	(2,814)
Gross profit	51,717	161,254	24,612

Operating expenses
Research and development expenses	(32,957)	(82,112)	(12,533)
Sales and marketing expenses	(15,698)	(52,927)	(8,078)
General and administrative expenses	(5,602)	(22,569)	(3,445)
Total operating expenses	(54,257)	(157,608)	(24,056)
Operating income (loss)	(2,540)	3,646	556
Other income, net	965	3,545	541
Income (loss) before income taxes	(1,575)	7,191	1,097
Income tax expenses	-	(45)	(7)
Net income (loss)	(1,575)	7,146	1,090
Accretion to redemption value of contingently redeemable ordinary shares	(2,990)	-	-
Net income (loss) attributable to ordinary shareholders	(4,565)	7,146	1,090

Net income (loss) attributable to ordinary shareholders per ADS:
- Basic	(0.11)	0.13	0.02
- Diluted	(0.11)	0.13	0.02

Weighted average number of ADSs:
- Basic	43,010,752	53,324,476	53,324,476
- Diluted	43,010,752	55,132,687	55,132,687

Total share-based compensation expenses included in:
Cost of revenues	-	267	41
Research and development expenses	-	3,711	566
Sales and marketing expenses	-	1,177	180
General and administrative expenses	-	1,903	290

iHuman Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	Three months ended
	March 31,	March 31,	March 31,
	2020	2021	2021
	RMB	RMB	US$
Operating income (loss)	(2,540)	3,646	556
Share-based compensation expenses	-	7,058	1,077
Adjusted operating income (loss)	(2,540)	10,704	1,633

Net income (loss)	(1,575)	7,146	1,090
Share-based compensation expenses	-	7,058	1,077
Adjusted net income (loss)	(1,575)	14,204	2,167
Accretion to redemption value of contingently redeemable ordinary shares	(2,990)	-	-
Adjusted net income (loss) attributable to ordinary shareholders	(4,565)	14,204	2,167

Diluted net income (loss) per ADS	(0.11)	0.13	0.02
Impact of non-GAAP adjustments	-	0.13	0.02
Adjusted diluted net income (loss) per ADS	(0.11)	0.26	0.04

Weighted average number of ADSs – diluted	43,010,752	55,132,687	55,132,687
Weighted average number of ADSs – adjusted	43,010,752	55,132,687	55,132,687